# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TELUS International (Cda) Inc., CIK 0001825155
CUSIP: 87975H100
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: Floor 5, 510 West Georgia Street, Vancouver, British Columbia Canada (A1), V6B 0M3
Date of event which requires filing of this statement: 10/31/2025
Amends the filing with accession number 0000947871-23-000637
Filed by CIK 0000868675
Persons authorized to receive notices and communications: TELUS Corporation, Floor 5, 510 West Georgia Street, Vancouver, British Columbia Canada (A1), V6B 0M3, (604) 695-6400

## Reporting persons
- TELUS CORP (CIK 0000868675): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: British Columbia Canada (A1); source of funds: working capital (WC); sole voting power 278,729,578; shared voting power 0; sole dispositive power 278,729,578; shared dispositive power 0; aggregate amount beneficially owned 278,729,578 (100% of the class)
  Comment: Rows 7, 9 and 11 consist of 126,725,559 outstanding subordinate voting shares, no par value, of the Issuer ("Subordinate Voting Shares") and 152,004,019 multiple voting shares of the Issuer ("Multiple Voting Shares") held by 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly-owned subsidiary of the Reporting Person. Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the Reporting Person and automatically upon the occurrence of certain events. Holders of Multiple Voting Shares are entitled to ten votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one vote per Subordinate Voting Share.

## Item 1. Security and Issuer
Title of class of securities: Subordinate Voting Shares
Name of issuer: TELUS International (Cda) Inc.
Address of issuer's principal executive offices: Floor 5, 510 West Georgia Street, Vancouver, British Columbia Canada (A1), V6B 0M3
Comment:
This Amendment No. 5 (this "Amendment No. 5") to Schedule 13D amends and supplements the Statement on Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the "SEC") on May 26, 2023 (the "Original Schedule 13D", as amended by Amendment No. 1 filed with the SEC on February 16, 2024, as further amended by Amendment No. 2 filed with the SEC on September 26, 2024, as further amended by Amendment No. 3 filed with the SEC on June 12, 2025, and as further amended by Amendment No. 4 filed with the SEC on September 2, 2025).

This Amendment No. 5 relates to the Subordinate Voting Shares of TELUS International (Cda) Inc., a corporation organized under the laws of British Columbia, Canada (the "Issuer"), with its principal executive offices located at Floor 5, 510 West Georgia Street, Vancouver, BC V6B 0M3. Capitalized terms used in this Amendment No. 5 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

The purpose of this Amendment No. 5 is to report that on October 31, 2025, the Reporting Person and the Issuer completed the transactions contemplated by the Arrangement Agreement, dated September 1, 2025, by and between the Reporting Person and the Issuer (the "Arrangement Agreement"). Pursuant to the Arrangement Agreement, on October 31, 2025, the Reporting Person acquired all of the issued and outstanding shares in the capital of the Issuer (collectively, the "Shares") not already owned, directly or indirectly, by it for a price per Share of US$4.50, by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"), as a result of which, the Reporting Person became the beneficial owner of 100 percent of the Shares.

This Amendment No. 5 constitutes an exit filing of the Reporting Person in respect of the Shares previously reported as beneficially owned by the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby supplemented and amended to add the following information:

On October 29, the Supreme Court of British Columbia issued a final order approving the Plan of Arrangement. On October 31, 2025, the Reporting Person and the Issuer completed the transactions contemplated by the Arrangement Agreement, the Reporting Person is the beneficial owner of 100 percent of the Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The responses of the Reporting Person to rows (7) through (13) of the cover pages of the Original Schedule 13D are incorporated herein by reference.

The Reporting Person beneficially owns 126,725,559 Subordinate Voting Shares and 152,004,019 Multiple Voting Shares, which represent 100 percent of the Shares. Such Shares are held by 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly-owned subsidiary of the Reporting Person.
Transactions in the class effected during the past sixty days: Other than as disclosed in the Original Schedule 13D, the Reporting Person has not entered into any transactions during the past 60 days in any Subordinate Voting Shares or Multiple Voting Shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Original Schedule 13D is hereby further supplemented and amended to add the information contained in Item 4 of this Amendment No. 5, which is incorporated by reference into this Item 6 as if fully set forth herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby further supplemented and amended to insert the following exhibit:

Exhibit Description

1 Share Purchase Agreement, dated May 16, 2023, between the TELUS
International Holding Inc. and BPEA (incorporated by reference to
Exhibit 99.1 to the Schedule 13D furnished to the SEC on May 26, 2023).

2 Shareholders' Agreement, dated February 5, 2021, among TELUS
Communications Inc. and BPEA and the Issuer (incorporated by reference to Exhibit 10.7 to the amendment to the Issuer's Registration Statement on Form F-1 filed with the SEC on January 19, 2021 (SEC File No.
333-251993)).

3 Amendment No. 1 to the Shareholders' Agreement, dated March 9, 2023
(incorporated by reference to Exhibit 99.1 to the Issuer's Current
Report furnished to the SEC on Form 6-K on March 15, 2023).

4 Registration Rights Agreement, dated February 5, 2021, among TELUS
Communications Inc., TELUS International Holding Inc., 1276431 B.C.
LTD., 1276433 B.C. LTD., 1276435 B.C. LTD., 1276436 B.C. LTD. BPEA and
the Issuer (incorporated by reference to Exhibit 99.3 to the Issuer's
Current Report furnished to the SEC on Form 6-K on February 5, 2021).

5 Amendment to the Registration Rights Agreement, dated January 3, 2023
(incorporated by reference to Exhibit 99.3 to the Issuer's Current
Report furnished to the SEC on Form 6-K on January 9, 2023).

6 Amended and Restated Shareholders' Agreement, dated as of June 16, 2023, among the Reporting Person, BPEA and the Issuer (incorporated by reference to Exhibit 99.7 to the Issuer's Current Report furnished to the SEC on Form 6-K on August 4, 2023).

7 Amendment to the Amended and Restated Shareholders' Agreement, dated as of December 16, 2023 (filed as Exhibit 2.8 to the 2023 20-F).

8 Second Amendment and Joinder to the Registration Rights Agreement, dated as of June 16, 2023 (incorporated by reference to Exhibit 99.6 to the
Issuer's Current Report furnished to the SEC on Form 6-K on August 4,
2023).

9 Third Amendment to the Registration Rights Agreement, dated as of
December 21, 2023 (filed as Exhibit 2.6 to the 2023 20-F).

10 Non-binding indication of interest letter, dated June 11, 2025.

11 Arrangement Agreement, dated September 1, 2025, by and between the
Reporting Person and the Issuer.

12 Form of D&O Support and Voting Agreement by and between the Reporting
Person and the Issuer's directors and officers (see Schedule E to the
Arrangement Agreement included herewith as Exhibit 11).

13 Form of Shareholder Support and Voting Agreement by and between the
Reporting Person and EQT (see Schedule F to the Arrangement Agreement
included herewith as Exhibit 11).

14 Press Release, dated September 2, 2025.

15 Press Release, dated October 31, 2025 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Reporting Person on October 31, 2025). https://www.sec.gov/Archives/edgar/data/868675/000094787125000940/ss5528748_ex9901.htm

## Signatures
- TELUS CORP: /s/ Mario Mele, Mario Mele, Senior Vice President and Treasurer (10/31/2025)